Form 11-K

(Mark  one)

     [ X] ANNUAL REPORT  PURSUANT TO SECTION 15 (d) OF THE  SECURITIES  EXCHANGE
          ACT OF 1934

For the fiscal year ended December 31, 1997
                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _____ to ____

Commission file number 0-20388

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      LITTELFUSE, INC. 401 (K) SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offfice.

                            Littelfuse, Inc.
                            800 E. Northwest Highway
                          Des Plaines, Illinois 60016

                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with
the   applicable   provisions   of  Article  6A  of   Regulation   S-X  (17  CFR
210.6A--01-6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in section 103 (a) (3) (c) of ERISA shall not be available.

         Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                              Financial Statements
                           and Supplemental Schedules

                      Littelfuse, Inc. 401(k) Savings Plan

                           December 31, 1997 and 1996
                       with Report of Independent Auditors

                       Employer Identification #36-3795742
                                    Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                           December 31, 1997 and 1996




                                                            Contents

Report of Independent Auditors................................1

Financial Statements

Statements of Net Assets Available for Benefits...............2
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information, Year Ended December 31, 1997 .......3
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information, Year Ended December 31, 1996........4
Notes to Financial Statements.................................5


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes....9
Line 27d - Schedule of Reportable Transactions...............10

                                          Report of Independent Auditors

401(k) Committee
Littelfuse, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




May 15, 1998

                                                             EIN 36-3795742
                                                             Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan
                 Statements of Net Assets Available for Benefits

                                                                                   December 31
                                                                             1997              1996
                                                                       ------------------------------------
Investments, at fair value:
   Prime Reserve Fund                                                      $  2,443,644     $  2,356,140
   New Income Fund                                                            1,412,881        1,106,870
   Equity Income Fund                                                         5,669,040        3,990,738
   Growth Stock Fund                                                          4,996,524        3,447,030
   New Horizons Fund                                                          2,484,758        2,064,430
   International Stock Fund                                                     524,428          458,756
   Littelfuse, Inc. Common Stock                                              1,405,754        1,081,080
   Participant loans                                                            356,701          301,465
                                                                       ------------------------------------
                                                                             19,293,730       14,806,509

Contributions receivable:
   Participant                                                                   44,130           64,969
   Employer                                                                           -           17,957
                                                                       ------------------------------------
                                                                                 44,130           82,926
                                                                       ------------------------------------
Total assets                                                                 19,337,860       14,889,435

Excess contributions payable:
   Employee                                                                           -          (22,224)
   Employer                                                                           -          (27,966)
                                                                       ====================================
                                                                       ------------------------------------
Total liabilities                                                                     -          (50,190)
                                                                       ------------------------------------
                                                                       ====================================
Net assets available for benefits                                           $19,337,860      $14,839,245
                                                                       ====================================
See accompanying notes.


                                                                            4

                                                                                                               EIN 36-3795742
                                                                                                 Plan #002
                      Littelfuse, Inc. 401(k) Savings Plan
           Statement of Changes in Net Assets Available for Benefits,
                             With Fund Information

                          Year ended December 31, 1997


                                                              Prime         New        Equity       Growth         New
                                                             Reserve      Income       Income        Stock      Horizons
                                                Total         Fund         Fund         Fund         Fund         Fund
                                            --------------------------------------------------------------------------------
                                                          ------------------------------------------------------------------
Additions
Employer contributions                      $     557,247 $     89,682 $     42,035  $   119,494  $   121,026 $     97,900
Forfeitures                                             -       28,657       (1,947)      (8,164)      (8,058)      (5,931)
Participant contributions                       2,073,145      273,123      151,784      516,748      450,971      384,455
Investment income                               1,481,852      116,682       82,700      556,288      614,381       59,762
                                            --------------------------------------------------------------------------------
                                            --------------------------------------------------------------------------------
Total additions                                 4,112,244      508,144      274,572    1,184,366    1,178,320      536,186

Deductions
Distributions to participants                    (844,780)     (80,468)     (33,746)    (432,938)     (59,055)     (92,190)
Net participant loan activity                           -       (6,458)      (9,705)      (2,229)     (23,559)     (25,117)
Net transfers (to) from other funds                     -     (333,714)      50,034      237,311       74,621     (131,170)
Net realized and unrealized
   (depreciation) appreciation in fair
   value of investments                         1,231,151            -       24,856      691,792      379,167      132,619
                                            --------------------------------------------------------------------------------
                                            --------------------------------------------------------------------------------
Net increase (decrease)                         4,498,615       87,504      306,011    1,678,302    1,549,494      420,328
Net assets available for benefits at
   beginning of year                           14,839,245    2,356,140    1,106,870    3,990,738    3,447,030    2,064,430
                                            ================================================================================
Net assets available for benefits at
   end of year                                $19,337,860   $2,443,644   $1,412,881   $5,669,040   $4,996,524   $2,484,758
                                            ================================================================================

                                                        Littelfuse, Inc.
                                         International       Common                                             Excess
                                             Stock           Stock          Participant     Contributions    Contributions
                                              Fund                             Loans          Receivable        Payable
                                         -----------------------------------------------------------------------------------
                                         --------------------------------------------------
Additions
Employer contributions                      $  24,766  $     52,335      $           -        $(17,957)          $27,966
Forfeitures                                    (2,464)       (2,093)               -                 -                 -
Participant contributions                     101,029       193,650                -           (20,839)           22,224
Investment income                              28,187             -           23,852                 -                 -
                                         -----------------------------------------------------------------------------------
                                         --------------------------------------------------
Total additions                               151,518       243,892           23,852           (38,796)           50,190

Deductions
Distributions to participants                 (56,488)      (83,402)          (6,493)                -                 -
Net participant loan activity                  11,675        (6,337)          61,730                 -                 -
Net transfers (to) from other funds           (19,217)      145,988          (23,853)                -                 -
Net realized and unrealized
   (depreciation) appreciation in fair
   value of investments                       (21,816)       24,533                -                 -                 -
                                         -----------------------------------------------------------------------------------
                                         --------------------------------------------------
Net increase (decrease)                        65,672       324,674           55,236           (38,796)           50,190
Net assets available for benefits at
   beginning of year                          458,756     1,081,080          301,465            82,926           (50,190)
                                         ===================================================================================
Net assets available for benefits at
   end of year                               $524,428    $1,405,754         $356,701          $ 44,130        $        -
                                         ===================================================================================
See accompanying notes.


                                                                 EIN 36-3795742
                                                                 Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                             With Fund Information

                          Year ended December 31, 1996


                                                              Prime         New          Equity       Growth          New
                                                             Reserve       Income        Income        Stock       Horizons
                                                Total         Fund          Fund          Fund         Fund          Fund
                                            ------------------------------------------------------------------------------------
                                                          ----------------------------------------------------------------------
Additions
Employer contributions                      $    469,538   $    90,708 $     44,228   $   102,012   $   107,364 $     88,059
Participant contributions                      1,742,570       299,508      149,623       405,063       374,765      313,030
Investment income                                922,618       107,889       73,863       250,499       272,837      187,612
                                            ------------------------------------------------------------------------------------
                                            ------------------------------------------------------------------------------------
Total additions                                3,134,726       498,105      267,714       757,574       754,966      588,701

Deductions
Distributions to participants                   (860,640)     (193,634)     (64,682)     (207,385)     (240,226)     (88,500)
Net participant loan activity                          -       (29,648)     (18,310)      (18,439)      (25,959)     (15,173)
Net transfers (to) from other funds                    -       124,820     (196,905)     (173,826)     (137,417)     260,714
Net realized and unrealized
   (depreciation) appreciation in fair
   value of investments                        1,072,671             -      (49,993)      422,593       340,993       68,122
                                            ------------------------------------------------------------------------------------
                                            ------------------------------------------------------------------------------------
Net increase (decrease)                        3,346,757       399,643      (62,176)      780,517       692,357      813,864
Net assets available for benefits
   at beginning of year                       11,492,488     1,956,497    1,169,046     3,210,221     2,754,673    1,250,566
                                            ------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                            $14,839,245    $2,356,140   $1,106,870    $3,990,738    $3,447,030   $2,064,430
                                            ====================================================================================

                                                  International  Littelfuse, Inc.                                  Excess
                                                       Stock          Common      Participant  Contributions    Contributions
                                                       Fund            Stock          Loans      Receivable        Payable
                                                  ------------------------------------------------------------------------------
                                                  ----------------------------------------------
Additions
Employer contributions                               $  19,193   $     44,758     $           -    $  1,182         $(27,966)
Participant contributions                               75,895        136,609               -        10,301          (22,224)
Investment income                                       12,289              -          17,629             -                -
                                                  ------------------------------------------------------------------------------
                                                  ----------------------------------------------
Total additions                                        107,377        181,367          17,629        11,483          (50,190)

Deductions
Distributions to participants                           (3,758)       (51,280)        (11,175)            -                -
Net participant loan activity                            4,730          2,917          99,882             -                -
Net transfers (to) from other funds                    168,414        (28,171)        (17,629)            -                -
Net realized and unrealized (depreciation)
   appreciation in fair value of investments
                                                        31,708        259,248               -             -                -
                                                  ------------------------------------------------------------------------------
                                                  ----------------------------------------------
Net increase (decrease)                                308,471        364,081          88,707        11,483          (50,190)
Net assets available for benefits
   at beginning of year                                150,285        716,999         212,758        71,443                -
                                                  ------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                                     $458,756     $1,081,080        $301,465       $82,926         $(50,190)
                                                  ==============================================================================
See accompanying notes.


                                                                         5
                                                                EIN 36-3795742
                                                                Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1997 and 1996


1.  Significant Accounting Policies

Investments

The investments of the Littelfuse, Inc. 401(k) Savings Plan (Plan) are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Distributions

Distributions to participants are recorded by the Plan when actual payments are made. Distributions not paid as of the end of the Plan year are included in investments in the Statement of Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of the Plan

The following description of the Plan provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

The Plan is a defined-contribution, profit-sharing plan which is optional to all eligible employees of Littelfuse, Inc. (Company). The Plan is administered by the T. Rowe Price Trust Company (Trustee) under the direction of a 401(k) Committee (Committee). The Committee consists of employees of the Company who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                      Littelfuse, Inc. 401(k) Savings Plan

                                                                            8
2.  Description of the Plan (continued)

All employees of the Company who have completed 90 days of service are eligible to participate in the Plan.

Participants self-direct their contributions and account balances among the investment options provided by the Plan. Participants may elect to contribute up to 18% of their compensation. Highly compensated participants, as defined by the Internal Revenue Service, are subject to more restrictive maximum limits. Participants are immediately vested in their contributions, as well as earnings thereon. Participant contributions and Plan earnings are not taxable to the participants as income.

The Company matches participant contributions 50 cents on the dollar for the first 4% of the participant's gross wages. Participants become 100% vested in the Company contribution after two years of service. Forfeitures are returned to the Company to offset future contributions.

The following investment options are available to participants:

T. Rowe Price                A money  market  fund  managed to  maintain a
Reserve Fund                 stable Prime share price of $1.00.

T. Rowe Price                The Fund invests primarily in marketable debt securities.
New Income Fund

T. Rowe Price                The Fund's  objectives  are to provide  dividend  income and
Equity Income Fund           long-term  capital  appreciation   through   dividend-paying
                             common stocks of established companies.

T. Rowe Price                The Fund's  objectives  are long-term  growth of capital and
Growth Stock Fund            increasing  dividend  income  through  equity  investment in well-established growth companies.

T. Rowe Price                The Fund's objective is long-term  growth of capital  through New
Horizons Fund                equity investment in small, rapidly growing companies.

T. Rowe Price                The Fund's  objective  is  long-term  growth of capital  and
International Stock Fund     income  principally  through  a  diversified   portfolio  of
                             stocks of established non-U.S. issuers.

Littelfuse, Inc.             Investments in Littelfuse, Inc. common stock.
Common Stock


Participants are entitled to receive a distribution of their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to age 59 1/2 may subject the participant to a 10% federal income tax penalty.

Loans are available to eligible participants bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their Plan account in accordance with provisions of the Plan.

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3.  Investments

The Plan's investments are held by the Trustee which acts as a custodian for all assets. The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                 December 31
                                                           1997              1996
                                                     -----------------------------------

T. Rowe Price Prime Reserve Fund                         $2,443,644        $2,356,140
T. Rowe Price New Income Fund                             1,412,881         1,106,870
T. Rowe Price Equity Income Fund                          5,669,040         3,990,738
T. Rowe Price Growth Stock Fund                           4,996,524         3,447,030
T. Rowe Price New Horizons Fund                           2,484,758         2,064,430
Littelfuse, Inc. Common Stock                             1,405,754         1,081,080

4.  Income Tax Status

The Internal Revenue Service ruled on September 14, 1994, that the Plan qualifies under section 401 of the Internal Revenue Code, and, therefore, the related trust is not subject to tax under present income tax law. The Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.  Administrative Expenses

All administrative fees of the Plan are paid by the Company. Certain accounting and legal expenses are paid by the Company on behalf of the Plan.

6.  Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on plan operations.

                                              Supplemental Schedules

                                                                                                     EIN 36-3795742
                                                                                                          Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                        Description
  Identity of Issuer        of                                                                 Current
                          Shares                   Description                 Cost             Value
--------------------------------------   --------------------------------------------------------------------
--------------------------------------   --------------------------------------------------------------------

*T. Rowe Price             2,424,261     Prime Reserve Fund                 $  2,424,261      $  2,443,644
*T. Rowe Price               155,775     New Income Fund                       1,397,632         1,412,881
*T. Rowe Price               217,455     Equity Income Fund                    4,286,469         5,669,040
*T. Rowe Price               172,353     Growth Stock Fund                     4,049,898         4,996,524
*T. Rowe Price               106,642     New Horizons Fund                     2,154,500         2,484,758
*T. Rowe Price                39,078     International Stock Fund                523,090           524,428
Participant Loans                        Loans receivable with                         -           356,701
                                            varying maturities and
                                            interest rate of 8%
*Littelfuse, Inc.             56,513     Common Stock                          1,043,045         1,405,754
                                                                        -------------------------------------
                                                                        =====================================
                                                                             $15,878,895       $19,293,730
                                                                        =====================================

*Indicates party in interest to the Plan.


                                                                                                                      10
                                                                                                   EIN 36-3795742
                                                                                                        Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan
                 Item 27d - Schedule of Reportable Transactions
                          Year ended December 31, 1997


                             Number of
        Identity of          Purchases           Description             Purchase         Selling
      Party Involved          or Sales            of Assets                Price           Price
-------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of plan assets
**T. Rowe Price Prime                                                    $   945,250   $           -
     Reserve Fund                *       Mutual money market fund                  -         861,370
**T. Rowe Price Equity                                                     1,630,769               -
     Income Fund                 *       Mutual stock fund                         -         644,822
**T. Rowe Price Growth                                                     1,503,058               -
     Stock Fund                  *       Mutual stock fund                         -         332,912
**T. Rowe Price New                                                          851,557               -
     Horizons Fund               *       Mutual stock fund                         -         563,981




         Identity of         Cost of Asset  Current Value of Asset on          Net
       Party Involved                            Transaction Date              Gain
                                                                              (Loss)
---------------------------------------------------------------------------------------------
**T. Rowe Price Prime           $945,250             $945,250                 $     -
     Reserve Fund                861,250             861,250                        -
**T. Rowe Price Equity          1,630,769           1,630,769                       -
     Income Fund                 467,691             644,822                  177,131
**T. Rowe Price Growth          1,503,058           1,503,058                       -
     Stock Fund                   269,206            882,912                   63,706
**T. Rowe Price New              851,557             851,557                        -
     Horizons Fund               553,783             563,981                   10,198



*Information is not available.
**Indicates party in interest to the Plan.
There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1997.



                                                       Signatures

         The plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  /s/ Dan Onken
                                  ------------------------
                                  Name: Dan Onken, behalf of
                                  Littelfuse, Inc. 401 (k) Savings Plan